Exhibit (a)(5)(S)

HERTZ OBTAINS FTC CLEARANCE
FOR DOLLAR THRIFTY ACQUISITION

PARK RIDGE, N.J., November 15, 2012 – Hertz Global Holdings, Inc. (NYSE: HTZ) today announced that it has reached an agreement with the U.S. Federal Trade Commission (FTC) allowing Hertz to complete its acquisition of Dollar Thrifty Automotive Group, Inc. (NYSE: DTG).  Under the terms of the proposed consent order that was approved by the FTC for public comment, Hertz is required to divest its Advantage business, selected airport concessions and certain other assets following the closing of the acquisition.

“We have reached a compelling agreement with the FTC and are pleased to finally move forward as one company,” said Hertz Chairman and Chief Executive Officer, Mark P. Frissora.  “We have always believed that a combination with Dollar Thrifty is the best strategic option for both companies, and we look forward to becoming a stronger global competitive player in the industry.  We are confident that the employees, customers and shareholders of both companies will benefit from the value this combination will create.”

The combination of Hertz and Dollar Thrifty will create a global, multi-brand rental car leader offering customers a full range of rental options through its strong premium and value brands.  Hertz will provide Dollar Thrifty with the resources to expand its value leisure focused brands in key car rental markets around the world, while Dollar Thrifty will provide Hertz instant scale with two new, well-established brands with airport concession infrastructure in the mid-tier value segment.

As previously announced, Hertz has reached an agreement to sell certain assets, to Adreca Holdings Corp. (“Adreca”), a subsidiary of Macquarie Capital which is operated by Franchise Services of North America Inc., an experienced operator of car rental brands, including U-Save Car & Truck Rental®, Rent-a-Wreck of Canada, Practicar and Xpress Rent A Car.  Hertz has also agreed to use its commercially reasonable efforts to ensure that Adreca at 13 locations and either Adreca or another third party at an additional 13 locations, has the right to an on-airport operation.  Hertz hopes to be able to continue operating both the Dollar and Thrifty brands on airport at a number of these airports.

Approval of the proposed consent order effectively completes the review of the transaction by the FTC.  The closing of the previously announced cash tender offer to purchase all outstanding shares of common stock of Dollar Thrifty for $87.50 per share is also subject to customary terms and conditions, including the acquisition by Hertz of a majority of the outstanding shares of Dollar Thrifty common stock on a fully diluted basis.  The tender offer is scheduled to expire at 5:00 p.m., New York City time, on November 16, 2012, unless further extended in accordance with the merger agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC).

The tender offer statement and related materials have been filed with the SEC. Dollar Thrifty stockholders who need additional copies of the tender offer statement and related materials or who have questions regarding the offer should contact Innisfree M&A Incorporated, the Information Agent for the offer, toll-free at (877) 456-3507.

Hertz Contact information:

Investors
Leslie Hunziker
Staff Vice President - Investor Relations
Tel: 201-307-2337
E-mail: lhunziker@hertz.com

Innisfree M&A Incorporated
Jennifer Shotwell / Scott Winter
Tel: 212-750-5833

Media
Richard Broome
Senior Vice President - Corporate Affairs & Communications
Tel: 201-307-2486
E-mail: rbroome@hertz.com

Steven Lipin / Jayne Rosefield
Brunswick Group
Tel: 212-333-3810

About Hertz Global Holdings, Inc.

Hertz is the largest worldwide airport general use car rental brand, operating from approximately 8,800 corporate and licensee locations in approximately 150 countries in North America, Europe, Latin America, Asia, Australia, Africa, the Middle East and New Zealand. Hertz is the number one airport car rental brand in the U.S. and at 111 major airports in Europe. In addition, the Company has sales and marketing centers in 60countries which promote Hertz business both within and outside such country. Product and service initiatives such as Hertz Gold Choice, Hertz #1 Club Gold®, NeverLost® customized, onboard navigation systems, Sirius XM Satellite Radio, and unique cars and SUVs offered through the Company’s Adrenaline, Prestige and Green Traveler Collections, set Hertz apart from the competition. In 2008, the Company entered the global car sharing market with its service now referred to as Hertz On Demand which rents cars by the hour and/or by the day, at various locations in the U.S., Canada and Europe. Hertz also operates one of the world’s largest equipment rental businesses, Hertz Equipment Rental Corporation, offering a diverse line of rental equipment, from small tools and supplies to earthmoving equipment, as well as new and used equipment for sale, to customers ranging from major industrial companies to local contractors and consumers, from approximately 340 branches in the United States, Canada, China, France, Spain and Saudi Arabia, as well as through its international licensees.
Hertz also owns Donlen Corporation, based in Northbrook, Illinois, which is a leader in providing fleet leasing and management services.

About Dollar Thrifty Automotive Group, Inc.

Through its Dollar Rent A Car and Thrifty Car Rental brands, the Company has been serving value-conscious leisure and business travelers since 1950.  The Company maintains a strong presence in domestic leisure travel in virtually all of the top U.S. and Canadian airport markets, and also derives a significant portion of its revenue from international travelers to the U.S. under contracts with various international tour operators.  Dollar and Thrifty have approximately 280 corporate locations in the United States and Canada, with approximately 5,800 employees located mainly in North America.  In addition to its corporate operations, the Company maintains global service capabilities through an expansive franchise network of approximately 1,300 franchise locations in 82 countries.  For additional information, visit www.dtag.com or the brand sites at www.dollar.com and www.thrifty.com.

Cautionary Note Concerning Forward-Looking Statements

This communication contains “forward-looking statements”. Examples of forward-looking statements include information concerning Hertz’s outlook, anticipated revenues and results of operations, as well as any other statement that does not directly relate to any historical or current fact. These forward-looking statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts” or similar expressions. These statements are based on certain assumptions that Hertz has made in light of its experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments and other factors that Hertz believes are appropriate in these circumstances. We believe these judgments are reasonable, but you should understand that these statements are not guarantees of performance or results, and our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, both positive and negative.

Among other items, such factors could include:  our ability to consummate an acquisition of Dollar Thrifty; the risk that expected synergies, operational efficiencies and cost savings from a Dollar Thrifty acquisition may not be fully realized or realized within the expected time frame; the risk that unexpected costs will be incurred in connection with the proposed Dollar Thrifty transaction; the retention of certain key employees of Dollar Thrifty may be difficult; the operational and profitability impact of divestitures required to be undertaken to secure regulatory approval for an acquisition of Dollar Thrifty; levels of travel demand, particularly with respect to airline passenger traffic in the United States and in global markets; significant changes in the competitive environment, including as a result of industry consolidation, and the effect of competition in our markets, including on our pricing policies or use of incentives; occurrences that disrupt rental activity during our peak periods; our ability to achieve cost savings and efficiencies and realize opportunities to increase productivity and profitability; an increase in our fleet costs as a result of an increase in the cost of new vehicles and/or a decrease in the price at which we dispose of used vehicles either in the used vehicle market or under repurchase or guaranteed depreciation programs; our ability to accurately estimate future levels of rental activity and adjust the size of our fleet accordingly; our ability to maintain sufficient liquidity and the availability to us of additional or continued sources of financing for our revenue earning equipment and to refinance our existing indebtedness; safety recalls by the manufacturers of our vehicles and equipment; a major disruption in our communication or centralized information networks; financial instability of the manufacturers of our vehicles and equipment; any impact on us from the actions of our licensees, franchisees, dealers and independent contractors; our ability to maintain profitability during adverse economic cycles and unfavorable external events (including war, terrorist acts, natural disasters and epidemic disease); shortages of fuel and increases or volatility in fuel costs; our ability to successfully integrate acquisitions and complete dispositions; our ability to maintain favorable brand recognition; costs and risks associated with litigation; risks related to our indebtedness, including our substantial amount of debt and our ability to incur substantially more debt and increases in interest rates or in our borrowing margins; our ability to meet the financial and other covenants contained in our senior credit facilities, our outstanding unsecured senior notes and certain asset-backed and asset-based funding arrangements; changes in accounting principles, or their application or interpretation, and our ability to make accurate estimates and the assumptions underlying the estimates, which could have an effect on earnings; changes in the existing, or the adoption of new laws, regulations, policies or other activities of governments, agencies and similar organizations where such actions may affect our operations, the cost thereof or applicable tax rates; changes to our senior management team; the effect of tangible and intangible asset impairment charges; the impact of our derivative instruments, which can be affected by fluctuations in interest rates and commodity prices; and our exposure to fluctuations in foreign exchange rates. Additional information concerning these and other factors can be found in our filings and Dollar Thrifty’s filings with the Securities and Exchange Commission, including our and Dollar Thrifty’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Hertz therefore cautions you against relying on these forward-looking statements. All forward-looking statements attributable to Hertz or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and Hertz undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

On September 10, 2012, Hertz filed with the United States Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO and Dollar Thrifty filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) regarding the tender offer described herein.  Investors and security holders of Dollar Thrifty are strongly advised to read the tender offer statement (as updated and amended) filed by Hertz and the Schedule 14D-9 (as updated and amended) filed by Dollar
Thrifty with the SEC, because each contains important information that Dollar Thrifty’s stockholders should consider before tendering their shares.  The tender offer statement and other documents filed by Hertz with the SEC are available for free at the SEC’s web site (http://www.sec.gov).  Copies of Hertz’s filings with the SEC may be obtained at the SEC’s web site (http://www.sec.gov) or by directing a request to Hertz at (201) 307-2100.  Copies of Dollar Thrifty’s filings with the SEC are available free of charge on Dollar Thrifty’s website at www.dtag.com or by contacting Dollar Thrifty’s Investor Relations Department at 918-669-2236.